Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ORGANIZATIONAL CHANGES

TO STREAMLINE ITS MANAGEMENT STRUCTURE AND

SECOND QUARTER CONFERENCE CALL DETAILS

FOR IMMEDIATE RELEASE, July 18, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) announces that effective immediately it is further streamlining and focusing its management structure. Moving forward, our business will have a focus on production delivery led by Gregg Gegunde, Senior Vice President, Production and asset value enhancement led by Mark Fitzgerald, Senior Vice President, Development. The remaining members of the executive officer team will continue to be Todd Takeyasu, Executive Vice President and Chief Financial Officer, and Keith Luft, General Counsel and Senior Vice President, Corporate Services. Three members of the executive team will be leaving the Company.

Dave Roberts, President and Chief Executive Officer commented, “This revised organizational model will reduce complexity and provide greater clarity and accountability to the business, allowing us to deliver on our key drivers: to be performance driven, working towards industry leadership in operating excellence and to focus on value creation for our shareholders.

Dave Middleton, Executive Vice President, Operations Engineering and Managing Director, Peace River Oil Partnership, Bob Shepherd, Senior Vice President, Enhanced Oil Recovery and Cordova Joint Venture, and Rob Wollmann, Senior Vice President, Exploration are all outstanding oil and gas professionals and have been important to the leadership of the Company over many years. I would like to thank them for their service and wish them well in the future”.

Over the next six to eight weeks the Company will continue to review its operating structure and seek ways to become more focused and more competitive as an enterprise.

SECOND QUARTER CONFERENCE CALL

Penn West will release its second quarter 2013 financial and operating results on Thursday, August 8, 2013 before North American markets open. The second quarter 2013 management’s discussion and analysis and unaudited financial statements will be available on the Company’s website and on the SEDAR website under the Company’s profile at www.sedar.com.

A conference call will be held to discuss Penn West’s results at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, August 8, 2013.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=662540&s=1&k=7C51AB755D519A86E91ACDD6834B5428

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 22, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 21336235, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the intention of Penn West to streamline and focus its management structure and focus its business on production delivery and asset value enhancement; the expectation that the revised organizational model will reduce complexity, provide greater clarity and accountability to the business, and allow the Company to be performance driven, work towards industry leadership in operating excellence and focus on value creation for Penn West shareholders; and the expected timing for the Company to continue to review its operating structure and seek ways to become more focused and more competitive as an enterprise. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain financing on acceptable terms; our ability to add production and reserves through our development and exploitation activities; and the time required for the Special Committee to complete its review of the Company. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; the possibility that the changes to our management structure and/or the review of our Company by the Special Committee and any actions taken as a result thereof will not improve our financial and operating results and will therefore not create value for our shareholders; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.